Exhibit 99.1

July 18, 2025
Analysts: Eric Wasserstrom (eric.wasserstrom@huntington.com), 312.762.2155
Media: Tracy Pesho (media@huntington.com), 216.276.3301

Huntington Bancshares Incorporated Reports 2025 Second-Quarter Earnings
Q2 Results Highlighted by Growth in Key Strategic Fee Revenues and Net Interest Income, Driven by Strong Loan Growth and Expanded Net Interest Margin

2025 Second-Quarter Highlights:
•Earnings per common share (EPS) for the quarter was $0.34, unchanged from the prior quarter, and $0.04 higher than the year-ago quarter.
◦The quarter included $0.04 of impact to EPS resulting from a $58 million decrease in pre-tax earnings from a securities repositioning and Notable Items that decreased pre-tax earnings by $3 million.
•Net interest income increased $41 million, or 3%, from the prior quarter, and $155 million, or 12%, from the year-ago quarter.
•Noninterest income decreased $23 million, or 5%, from the prior quarter, to $471 million. From the year-ago quarter, noninterest income decreased $20 million, or 4%. Excluding the loss on the repositioning of securities and impact of credit risk transfer transactions, noninterest income increased $37 million, or 7%, from the prior quarter and $34 million, or 7%, from the year-ago quarter.
•Average total loans and leases increased $2.3 billion, or 2%, from the prior quarter to $133.2 billion, and increased $9.8 billion, or 8%, from the year-ago quarter.
◦Average commercial loans grew $1.6 billion, or 2%, from the prior quarter and $6.7 billion, or 10%, from the year-ago quarter.
◦Average consumer loans grew $725 million, or 1%, from the prior quarter and $3.1 billion, or 6%, from the year-ago quarter.
•Average total deposits increased $1.8 billion, or 1%, from the prior quarter and $9.9 billion, or 6%, from the year-ago quarter.
•Net charge-offs of 0.20% of average total loans and leases for the quarter, 6 basis points lower than the prior quarter.
•Nonperforming asset ratio of 0.63% at quarter end, 2 basis points higher than the prior quarter.
•Allowance for credit losses (ACL) of $2.5 billion, or 1.86% of total loans and leases, at quarter end, an increase of $37 million from the prior quarter.
•Common Equity Tier 1 (CET1) risk-based capital ratio was 10.5%, at June 30, 2025, compared to 10.6% in the prior quarter. Adjusted Common Equity Tier 1, including the impact of AOCI excluding cash flow hedges, was 9.0%, up from 8.9% in the prior quarter.
•Tangible common equity (TCE) ratio of 6.6%, up from 6.3% in the prior quarter and 6.0% from a year ago.

•Tangible book value per share of $9.13, up $0.33, or 4%, from the prior quarter and up $1.24, or 16%, from a year ago.
•Announced combination with Veritex Holdings, Inc., which will accelerate Huntington’s organic growth initiatives in the dynamic Texas market.

COLUMBUS, Ohio – Huntington Bancshares Incorporated (Nasdaq: HBAN) reported net income for the 2025 second quarter of $536 million, or $0.34 per common share, an increase of $9 million, or 2%, from the prior quarter, and an increase of $62 million, or 13%, from the year-ago quarter.
Return on average assets was 1.04%, return on average common equity was 11.0%, and return on average tangible common equity (ROTCE) was 16.1%. Excluding the impact of the securities repositioning and Notable Items, ROTCE was 17.6%.
CEO Commentary:
“Our second quarter results reflect the ongoing successful execution of our organic growth strategy." said Steve Steinour, chairman, president, and CEO. "We are acquiring new customers, deepening relationships, and expanding both net interest income and fee-based revenue through the strength of our product suite and capabilities."

"Our sustained growth reflects focused execution across both our core businesses and new growth initiatives. We are leveraging our scale as we further expand our well-diversified loan portfolio and continue to deepen client relationships. We have seen both loans and deposits growth of approximately $10 billion over the last year. Our commercial specialty banking teams are delivering solid results, as we broaden capabilities and extend our national reach. The Huntington brand is gaining traction and attracting clients in our newer markets—North and South Carolina and Texas, where the combination with Veritex further supports our long-term growth ambitions."

"Credit continues to perform well, demonstrated by improved net-charge offs and stable levels of criticized and non-performing assets. This is evidence of our disciplined credit risk management and client selection."

"We remain confident in our ability to execute our strategy and sustain strong growth, while maintaining our disciplined approach to risk management. We have never been better positioned."

Table 1 – Earnings Performance Summary

	2025		2024
(in millions, except per share data)	Second	First	Fourth	Third	Second
	Quarter	Quarter	Quarter	Quarter	Quarter
Net income attributable to Huntington	$536	$527	$530	$517	$474
Diluted earnings per common share	0.34	0.34	0.34	0.33	0.30

Return on average assets	1.04%	1.04%	1.05%	1.04%	0.98%
Return on average common equity	11.0	11.3	11.0	10.8	10.4
Return on average tangible common equity	16.1	16.7	16.4	16.2	16.1
Net interest margin	3.11	3.10	3.03	2.98	2.99
Efficiency ratio	59.0	58.9	58.6	59.4	60.8

Tangible book value per common share	$9.13	$8.80	$8.33	$8.65	$7.89
Cash dividends declared per common share	0.155	0.155	0.155	0.155	0.155

Average earning assets	$191,092	$188,299	$185,222	$181,891	$178,062
Average loans and leases	133,171	130,862	128,158	124,507	123,376
Average total deposits	163,429	161,600	159,405	156,488	153,578

Tangible common equity / tangible assets ratio	6.6%	6.3%	6.1%	6.4%	6.0%
Common equity Tier 1 risk-based capital ratio (1)	10.5	10.6	10.5	10.4	10.4

NCOs as a % of average loans and leases	0.20%	0.26%	0.30%	0.30%	0.29%
NAL ratio	0.62	0.56	0.60	0.58	0.59
ACL as a % of total loans and leases	1.86	1.87	1.88	1.93	1.95
(1)June 30, 2025 figure is estimated.
Table 2 lists certain items that we believe are important to understanding corporate performance and trends (see Basis of Presentation).
Table 2 – Notable Items Influencing Earnings

		Pretax Impact (1)	After-tax Impact (1)
($ in millions, except per share)		Amount	Net Income	EPS (2)
Three Months Ended June 30, 2025			$536	$0.34
•	FDIC Deposit Insurance Fund (DIF) special assessment (3)	$3	$2	$—
•	Staffing efficiencies expense (4)	(6)	(5)	(0.01)

Three Months Ended March 31, 2025			$527	$0.34
•	FDIC DIF special assessment (3)	$(3)	$(2)	$—

Three Months Ended June 30, 2024			$474	$0.30
•	FDIC DIF special assessment (3)	$(6)	$(5)	—
(1)Favorable (unfavorable) impact.
(2)EPS reflected on a fully diluted basis.
(3)Represents the updated estimates on the uninsured deposit losses and recoverable assets related to the FDIC DIF special assessment. These amounts are recorded in deposit and other insurance expense.
(4)Staffing efficiencies include severance expense recorded in personnel costs.

Net Interest Income, Net Interest Margin, and Average Balance Sheet
Table 3 – Net Interest Income and Total Revenue

	2025		2024
($ in millions)	Second	First	Fourth	Third	Second	Change (%)
	Quarter	Quarter	Quarter	Quarter	Quarter	LQ	YOY
Net interest income	$1,467	$1,426	$1,395	$1,351	$1,312	3%	12%
FTE adjustment	16	15	14	13	13	7	23
Net interest income - FTE	1,483	1,441	1,409	1,364	1,325	3	12
Noninterest income	471	494	559	523	491	(5)	(4)
Total revenue - FTE	$1,954	$1,935	$1,968	$1,887	$1,816	1%	8%
Table 4 – Net Interest Margin Summary

	2025		2024
	Second	First	Fourth	Third	Second	Change (bp)
Yield / Cost	Quarter	Quarter	Quarter	Quarter	Quarter	LQ	YOY
Total earning assets	5.40%	5.39%	5.42%	5.62%	5.62%	1	(22)
Total loans and leases	5.91	5.87	5.89	6.05	6.01	4	(10)
Total securities	3.95	4.01	4.10	4.26	4.29	(6)	(34)
Total interest-bearing liabilities	2.85	2.86	3.01	3.32	3.34	(1)	(49)
Total interest-bearing deposits	2.46	2.48	2.65	2.94	2.94	(2)	(48)

Net interest rate spread	2.55	2.53	2.41	2.30	2.28	2	27
Impact of noninterest-bearing funds on margin	0.56	0.57	0.62	0.68	0.71	(1)	(15)
Net interest margin	3.11%	3.10%	3.03%	2.98%	2.99%	1	12
See Page 9 of Quarterly Financial Supplement for additional detail.
Fully-taxable equivalent (FTE) net interest income for the 2025 second quarter increased $158 million, or 12%, from the 2024 second quarter. The results primarily reflect a $13.0 billion, or 7%, increase in average earning assets and a 12 basis point increase in the net interest margin (NIM) to 3.11%, partially offset by a $12.9 billion, or 9%, increase in average interest-bearing liabilities. The 12 basis point increase in NIM reflected net hedging activity and a decrease in cost of funding, partially offset by a decrease in yields on interest earning assets.
Compared to the 2025 first quarter, FTE net interest income increased $42 million, or 3%, driven by an increase in average earning assets of $2.8 billion, or 1%, and an increase in NIM of 1 basis point to 3.11%, partially offset by an increase in average interest-bearing liabilities of $2.2 billion, or 1%.

Table 5 – Average Earning Assets

	2025		2024
($ in billions)	Second	First	Fourth	Third	Second	Change (%)
	Quarter	Quarter	Quarter	Quarter	Quarter	LQ	YOY
Commercial and industrial	$59.4	$57.6	$55.1	$52.2	$51.7	3%	15%
Commercial real estate	10.8	11.0	11.3	11.7	12.2	(2)	(11)
Lease financing	5.5	5.5	5.4	5.2	5.1	—	8
Total commercial	75.6	74.1	71.8	69.1	69.0	2	10
Residential mortgage	24.4	24.3	24.1	24.1	23.9	1	2
Automobile	15.1	14.7	14.4	13.6	13.0	3	16
Home equity	10.2	10.1	10.1	10.1	10.1	1	1
RV and marine	5.9	6.0	6.0	6.0	6.0	(1)	(1)
Other consumer	1.9	1.8	1.7	1.6	1.5	5	24
Total consumer	57.5	56.8	56.3	55.4	54.4	1	6
Total loans and leases	133.2	130.9	128.2	124.5	123.4	2	8
Total securities	44.9	45.2	45.4	44.2	43.0	(1)	4
Interest-earning deposits with banks	12.3	11.6	11.0	12.5	11.1	5	10
Other earning assets	0.7	0.6	0.7	0.7	0.6	28	30
Total earning assets	$191.1	$188.3	$185.2	$181.9	$178.1	1%	7%
See Page 7 of Quarterly Financial Supplement for additional detail.

Average earning assets for the 2025 second quarter increased $13.0 billion, or 7%, from the year-ago quarter, primarily reflecting a $9.8 billion, or 8%, increase in average total loans and leases and a $1.9 billion, or 4%, increase in average total securities. Average loan and lease balance increases were led by growth in average commercial loans of $6.7 billion, or 10%, primarily driven by a $7.7 billion, or 15%, increase in average commercial and industrial loans, partially offset by a $1.4 billion, or 11%, decrease in average commercial real estate loans. Additionally, average consumer loans increased by $3.1 billion, or 6%, primarily driven by a $2.1 billion, or 16%, increase in average automobile loans.
Compared to the 2025 first quarter, average earning assets increased $2.8 billion, or 1%, primarily reflecting a $2.3 billion, or 2%, increase in average total loans and leases. Average loan and lease balance increases were driven by an increase in average commercial loan balances of $1.6 billion, or 2%, primarily driven by a $1.8 billion, or 3%, increase in average commercial and industrial loans. Average consumer loans increased $725 million, or 1%, primarily due to an increase in average automobile loans.

Table 6 – Liabilities

	2025		2024
	Second	First	Fourth	Third	Second	Change (%)
($ in billions)	Quarter	Quarter	Quarter	Quarter	Quarter	LQ	YOY
Average balances:
Demand deposits - noninterest-bearing	$29.2	$28.9	$29.6	$28.8	$29.6	1%	(1)%
Demand deposits - interest-bearing	44.7	43.6	41.8	41.9	39.4	3	13
Total demand deposits	73.9	72.5	71.4	70.7	69.0	2	7
Money market deposits	61.1	60.2	58.3	55.5	53.6	1	14
Savings deposits	15.1	14.9	14.6	14.9	15.4	2	(2)
Time deposits	13.3	14.0	15.1	15.3	15.6	(5)	(15)
Total deposits	$163.4	$161.6	$159.4	$156.5	$153.6	1%	6%

Short-term borrowings	$1.3	$1.4	$1.2	$0.8	$1.2	(12)%	4%
Long-term debt	17.8	16.9	16.1	15.9	15.1	5	17
Total debt	$19.1	$18.3	$17.3	$16.7	$16.3	4%	16%

Total interest-bearing liabilities	$153.2	$151.0	$147.2	$144.4	$140.3	1%	9%
Total liabilities	187.3	185.0	181.8	178.1	175.3	1	7
See Page 7 of Quarterly Financial Supplement for additional detail.

Average total liabilities for the 2025 second quarter increased $12.0 billion, or 7%, from the year-ago quarter, driven by increases in average total deposits of $9.9 billion, or 6%, and in average total debt of $2.7 billion, or 16%.
Compared to the 2025 first quarter, average total liabilities increased $2.2 billion, or 1%, driven by increases in average total deposits of $1.8 billion, or 1%, and in average total debt of $697 million, or 4%.
Noninterest Income
Table 7 – Noninterest Income

	2025		2024
	Second	First	Fourth	Third	Second	Change (%)
($ in millions)	Quarter	Quarter	Quarter	Quarter	Quarter	LQ	YOY
Payments and cash management revenue	$165	$155	$162	$158	$154	6%	7%
Wealth and asset management revenue	102	101	93	93	90	1	13
Customer deposit and loan fees	95	86	88	86	83	10	14
Capital markets and advisory fees	84	67	120	78	73	25	15
Mortgage banking income	28	31	31	38	30	(10)	(7)
Leasing revenue	10	14	19	19	19	(29)	(47)
Insurance income	19	20	22	18	18	(5)	6
Net gains (losses) on sales of securities	(58)	—	(21)	—	—	NM	NM
Other noninterest income	26	20	45	33	24	30	8
Total noninterest income	$471	$494	$559	$523	$491	(5)%	(4)%

Additional information:
Impact of mark-to-market and premiums from credit risk transfer transactions (included in other noninterest income)	$(5)	$(3)	$—	$(8)	$(9)	67%	(44)%
NM - Not Meaningful

During the quarter, Huntington sold approximately $900 million of corporate debt investment securities, resulting in a pre-tax loss of $58 million. Huntington has completed the re-investment of proceeds within the quarter, re-investing in 0% risk-weighted investment securities, with an expected earn-back from the transaction of less than 3 years.
Total noninterest income for the 2025 second quarter decreased $20 million, or 4%, from the year-ago quarter. The 2025 second quarter included a $58 million loss on the sale of investment securities discussed previously and $5 million of contra revenue related to premium costs and mark-to-market associated with credit risk transfer transactions, while the 2024 second quarter included $9 million of contra revenue related to the credit risk transfer transactions. Excluding the impact from these items, noninterest income increased $34 million, or 7%. Wealth and asset management revenue increased $12 million, or 13%, largely due to higher trust and investment management income. Customer deposit and loan fees increased $12 million, or 14%, primarily due to higher loan commitment fees. Payments and cash management revenue increased $11 million, or 7%, driven by higher merchant acquiring and cash management revenues. Capital markets and advisory fees increased $11 million, or 15%, primarily due to commercial loan production related activities. These increases were partially offset by a decrease in leasing revenue of $9 million, or 47%, due to lower operating lease income and income on terminated leases.
Total noninterest income decreased $23 million, or 5%, compared to the 2025 first quarter. The 2025 second quarter included a $58 million loss on the sale of investment securities discussed previously and $5 million of contra revenue related to premium costs and mark-to-market associated with credit risk transfer transactions, while the 2025 first quarter included $3 million of contra revenue related to the credit risk transfer transactions. Excluding the impact from these items, noninterest income increased $37 million, or 7%. Capital markets and advisory fees increased $17 million, or 25%, primarily due to higher advisory fees. Payments and cash management revenue increased $10 million, or 6%, primarily due to higher card transaction revenue. Customer deposit and loan fees increased $9 million, or 10%, primarily due to higher deposit and loan commitment fees.
Noninterest Expense
Table 8 – Noninterest Expense

	2025		2024
	Second	First	Fourth	Third	Second	Change (%)
($ in millions)	Quarter	Quarter	Quarter	Quarter	Quarter	LQ	YOY
Personnel costs	$722	$671	$715	$684	$663	8%	9%
Outside data processing and other services	182	170	167	167	165	7	10
Equipment	68	67	70	65	62	1	10
Net occupancy	54	65	56	57	51	(17)	6
Marketing	28	29	28	33	27	(3)	4
Deposit and other insurance expense	20	37	20	15	25	(46)	(20)
Professional services	22	22	27	21	26	—	(15)
Amortization of intangibles	11	11	12	11	12	—	(8)
Lease financing equipment depreciation	2	4	3	4	4	(50)	(50)
Other noninterest expense	88	76	80	73	82	16	7
Total noninterest expense	$1,197	$1,152	$1,178	$1,130	$1,117	4%	7%
(in thousands)
Average full-time equivalent employees	20.2	20.1	20.0	20.0	19.9	—%	2%

Table 9 - Impact of Notable Items

	2025		2024
	Second	First	Fourth	Third	Second
($ in millions)	Quarter	Quarter	Quarter	Quarter	Quarter
Personnel costs	$6	$—	$—	$12	$—
Net occupancy	—	—	—	1	—
Deposit and other insurance expense	(3)	3	(3)	(7)	6
Total noninterest expense	$3	$3	$(3)	$6	$6
Table 10 - Adjusted Noninterest Expense (Non-GAAP)

	2025		2024
	Second	First	Fourth	Third	Second	Change (%)
($ in millions)	Quarter	Quarter	Quarter	Quarter	Quarter	LQ	YOY
Personnel costs	$716	$671	$715	$672	$663	7%	8%
Outside data processing and other services	182	170	167	167	165	7	10
Equipment	68	67	70	65	62	1	10
Net occupancy	54	65	56	56	51	(17)	6
Marketing	28	29	28	33	27	(3)	4
Deposit and other insurance expense	23	34	23	22	19	(32)	21
Professional services	22	22	27	21	26	—	(15)
Amortization of intangibles	11	11	12	11	12	—	(8)
Lease financing equipment depreciation	2	4	3	4	4	(50)	(50)
Other noninterest expense	88	76	80	73	82	16	7
Total adjusted noninterest expense	$1,194	$1,149	$1,181	$1,124	$1,111	4%	7%

Reported total noninterest expense for the 2025 second quarter increased $80 million, or 7%, from the year-ago quarter. Excluding the impact from Notable Items, noninterest expense increased $83 million, or 7%, primarily driven by higher personnel costs of $53 million, or 8%, due to higher incentive compensation and salary expense, and outside data processing and other services increased $17 million, or 6%, primarily reflecting higher technology and data expense.
Reported total noninterest expense increased $45 million, or 4%, from the 2025 first quarter. Excluding the impact from Notable Items, noninterest expense increased $45 million, or 4%, primarily driven by higher personnel costs of $45 million, or 7%, due primarily to higher incentive compensation and salary expense, and an increase in outside data process and other services of $12 million, or 7%, driven by higher technology and data expense. Partially offsetting these increases, deposit and other insurance expense decreased $11 million, or 32%, impacted by non-recurring adjustments to FDIC insurance expense in the prior quarter, and net occupancy decreased $11 million, or 17%, largely due to lower building services expense.

Credit Quality
Table 11 – Credit Quality Metrics

	2025		2024
($ in millions)	June 30,	March 31,	December 31,	September 30,	June 30,
Total nonaccrual loans and leases	$842	$748	$783	$738	$733
Total other real estate, net	10	8	8	8	10
Other NPAs (1)	—	48	31	38	37
Total nonperforming assets	852	804	822	784	780
Accruing loans and leases past due 90+ days	241	220	239	224	175
NPAs + accruing loans & leases past due 90+ days	$1,093	$1,024	$1,061	$1,008	$955
NAL ratio (2)	0.62%	0.56%	0.60%	0.58%	0.59%
NPA ratio (3)	0.63	0.61	0.63	0.62	0.63
(NPAs+90 days)/(Loans+OREO)	0.81	0.77	0.82	0.80	0.77
Provision for credit losses	$103	$115	$107	$106	$100
Net charge-offs	66	86	97	93	90
Net charge-offs / Average total loans and leases	0.20%	0.26%	0.30%	0.30%	0.29%
Allowance for loans and lease losses (ALLL)	$2,331	$2,263	$2,244	$2,235	$2,304
Allowance for unfunded lending commitments	184	215	202	201	119
Allowance for credit losses (ACL)	$2,515	$2,478	$2,446	$2,436	$2,423
ALLL as a % of:
Total loans and leases	1.73%	1.71%	1.73%	1.77%	1.85%
NALs	277	302	286	303	314
NPAs	274	281	273	285	296
ACL as a % of:
Total loans and leases	1.86%	1.87%	1.88%	1.93%	1.95%
NALs	299	331	312	330	331
NPAs	295	308	297	311	311
(1)Other nonperforming assets include certain impaired securities and/or nonaccrual loans held-for-sale.
(2)Total NALs as a % of total loans and leases.
(3)Total NPAs as a % of sum of loans and leases, other real estate owned, and other NPAs.
See Pages 12-15 of Quarterly Financial Supplement for additional detail.
Nonperforming assets (NPAs) were $852 million, or 0.63%, of total loans and leases, OREO and other NPAs, compared to $780 million, or 0.63%, a year-ago. Nonaccrual loans and leases (NALs) were $842 million, or 0.62% of total loans and leases, compared to $733 million, or 0.59% of total loans and leases, a year-ago. The increase in NPAs was driven by an increase in commercial and industrial NALs, partially offset by decreases in commercial real estate NALs and other NPAs. On a linked quarter basis, NPAs increased $48 million, and NALs increased $94 million, or 13%. The increase in NPAs was primarily driven by increases in commercial and industrial and commercial real estate NALs, partially offset by a decrease in other NPAs.
The provision for credit losses increased $3 million year-over-year and decreased $12 million quarter-over-quarter to $103 million in the 2025 second quarter. Net charge-offs (NCOs) decreased $24 million year-over-year and $20 million quarter-over-quarter to $66 million. NCOs represented an annualized 0.20% of average loans and leases in the current quarter, down from 0.29% and 0.26% in the year-ago quarter and prior quarter, respectively. Commercial and consumer net charge-offs were 0.16% and 0.25%, respectively, for the 2025 second quarter.
The allowance for loan and lease losses (ALLL) increased $27 million from the year-ago quarter to $2.3 billion, or 1.73% of total loans and leases. The allowance for credit losses (ACL) increased by $92 million from the year-ago quarter to $2.5 billion, or 1.86% of total loans and leases, 1 basis point lower than the prior quarter and 8 basis points lower than the year-ago quarter.

Capital
Table 12 – Capital Ratios

	2025		2024
($ in billions)	June 30,	March 31,	December 31,	September 30,	June 30,
Tangible common equity / tangible assets ratio	6.6%	6.3%	6.1%	6.4%	6.0%
Common equity tier 1 risk-based capital ratio (1)	10.5	10.6	10.5	10.4	10.4
Regulatory Tier 1 risk-based capital ratio (1)	11.8	11.9	11.9	12.1	12.1
Regulatory Total risk-based capital ratio (1)	14.1	14.3	14.3	14.1	14.3
Total risk-weighted assets (1)	$148.6	$144.6	$143.7	$142.5	$139.4
(1)June 30, 2025 figures are estimated. The capital ratios reflect Huntington’s election to delay the impact of CECL on regulatory capital. As of June 30, 2025 and March 31, 2025, the impact of the CECL deferral was fully phased in, while 75% of the impact of the CECL deferral was phased in at December 31, 2024, September 30, 2024, and June 30, 2024.
See Pages 16-17 of Quarterly Financial Supplement for additional detail.
The tangible common equity to tangible assets ratio was 6.6% at June 30, 2025, an increase from 6.3% at March 31, 2025, driven by an increase in tangible common equity from current period earnings, net of dividends, and an improvement in accumulated other comprehensive income. Common Equity Tier 1 (CET1) risk-based capital ratio was 10.5% at June 30, 2025, compared to 10.6% at March 31, 2025, with higher risk-weighted assets during the quarter partially offset by current period earnings, net of dividends.

Income Taxes
The provision for income taxes was $96 million in the 2025 second quarter compared to $122 million in the 2025 first quarter. The effective tax rate for the 2025 second quarter was 15.0%, compared to 18.6% for the 2025 first quarter, with the decrease quarter-over-quarter driven by the remeasurement of deferred tax assets for changes in certain state tax laws which were enacted during the three months ended June 30, 2025.
At June 30, 2025, we had a net federal deferred tax asset of $674 million and a net state deferred tax asset of $106 million.

Conference Call / Webcast Information
Huntington’s senior management will host an earnings conference call on July 18, 2025, at 9:00 a.m. (Eastern Time). The call may be accessed via a live Internet webcast at the Investor Relations section of Huntington’s website, www.huntington.com, or through a dial-in telephone number at (877) 407-8029; Conference ID #13754784. Slides will be available in the Investor Relations section of Huntington’s website about an hour prior to the call. A replay of the webcast will be archived in the Investor Relations section of Huntington’s website. A telephone replay will be available approximately two hours after the completion of the call through July 26, 2025 at (877) 660-6853 or (201) 612-7415; conference ID #13754784.
Please see the 2025 Second Quarter Quarterly Financial Supplement for additional detailed financial performance metrics. This document can be found on the Investor Relations section of Huntington's website, http://www.huntington.com.
About Huntington
Huntington Bancshares Incorporated is a $208 billion asset regional bank holding company headquartered in Columbus, Ohio. Founded in 1866, The Huntington National Bank and its affiliates provide consumers, small and middle‐market businesses, corporations, municipalities, and other organizations with a comprehensive suite of banking, payments, wealth management, and risk management products and services. Huntington operates 971 branches in 13 states, with certain businesses operating in extended geographies. Visit Huntington.com for more information.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS
This communication may contain certain forward-looking statements, including, but not limited to, certain plans, expectations, goals, projections, and statements about the benefits of the proposed transaction, the plans, objectives, expectations and intentions of Huntington Bancshares Incorporated (“Huntington”) and Veritex Holdings, Inc. (“Veritex”), the expected timing of completion of the transaction, and other statements that are not historical facts and are subject to numerous assumptions, risks, and uncertainties that are beyond the control of Huntington and Veritex. Such statements are subject to numerous assumptions, risks, estimates, uncertainties and other important factors that change over time and could cause actual results to differ materially from any results, performance, or events expressed or implied by such forward-looking statements, including as a result of the factors referenced below. Statements that do not describe historical or current facts, including statements about beliefs and expectations, are forward-looking statements. Forward-looking statements may be identified by words such as expect, anticipate, continue, believe, intend, estimate, plan, trend, objective, target, goal, or similar expressions, or future or conditional verbs such as will, may, might, should, would, could, or similar variations. The forward-looking statements are intended to be subject to the safe harbor provided by Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934, and the Private Securities Litigation Reform Act of 1995.
Huntington and Veritex caution that the forward-looking statements in this communication are not guarantees of future performance and involve a number of known and unknown risks, uncertainties and assumptions that are difficult to assess and are subject to change based on factors which are, in many instances, beyond Huntington’s and Veritex’s control. While there is no assurance that any list of risks and uncertainties or risk factors is complete, below are certain factors which could cause actual results to differ materially from those contained or implied in the forward-looking statements or historical performance: changes in general economic, political, or industry conditions; deterioration in business and economic conditions, including persistent inflation, supply chain issues or labor shortages, instability in global economic conditions and geopolitical matters, as well as volatility in financial markets; changes in U.S. trade policies, including the imposition of tariffs and retaliatory tariffs; the impact of pandemics and other catastrophic events or disasters on the global economy and financial market conditions and our business, results of operations, and financial condition; the impacts related to or resulting from bank failures and other volatility, including potential increased regulatory requirements and costs, such as FDIC special assessments, long-term debt requirements and heightened capital requirements, and potential impacts to macroeconomic conditions, which could affect the ability of depository institutions, including us, to attract and retain depositors and to borrow or raise capital; unexpected outflows of uninsured deposits which may require us to sell investment securities at a loss; changing interest rates which could negatively impact the value of our portfolio of investment securities; the loss of value of our investment portfolio which could negatively impact market perceptions of us and could lead to deposit withdrawals; the effects of social media on market perceptions of us and banks generally; cybersecurity risks; uncertainty in U.S. fiscal and monetary policy, including the interest rate policies of the Federal Reserve; volatility and disruptions in global capital, foreign exchange, and credit markets; movements in interest rates; competitive pressures on product pricing and services; success, impact, and timing of our business strategies, including market acceptance of any new products or services including those implementing our “Fair Play” banking philosophy; changes in policies and standards for regulatory review of bank mergers; the nature, extent, timing, and results of governmental actions, examinations, reviews, reforms, regulations, and interpretations, including those related to the Dodd-Frank Wall Street Reform and Consumer Protection Act and the Basel III regulatory capital reforms, as well as those involving the SEC, OCC, Federal Reserve, FDIC, CFPB, and state-level regulators; the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate the merger agreement between Huntington and Veritex; the outcome of any legal proceedings that may be instituted against Huntington or Veritex; delays in completing the transaction; the failure to obtain necessary regulatory approvals (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the transaction); the failure to obtain Veritex shareholder approval or to satisfy any of the other conditions to the transaction on a timely basis or at all; the possibility that the anticipated benefits of the transaction are not realized when expected or at all, including as a result of the impact of, or problems arising from, the integration of the two companies or as a result of the strength of the economy and competitive factors in the areas where Huntington and Veritex do business; the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; diversion of management’s attention from ongoing business operations and opportunities; potential adverse reactions or changes to business, customer or employee relationships, including those resulting from the announcement or completion of the transaction; the ability to complete the transaction and integration of Huntington and Veritex successfully; the dilution caused by Huntington’s issuance of additional shares of its capital stock in connection with the transaction; and other factors that may affect the future results of Huntington and Veritex. Additional factors that could cause results to differ materially from those described above can be found in Huntington’s Annual Report on Form 10-K for the year ended December 31, 2024 and in its subsequent Quarterly Reports on Form 10-Q, including for the quarter ended March 31, 2025, each of which is on file with the Securities and Exchange Commission (the “SEC”) and available in the “Investor Relations” section of Huntington’s website http://www.huntington.com, under the heading “Investor Relations” and in other documents Huntington files with the SEC, and in Veritex’s Annual Report on Form 10-K for the year ended December 31, 2024 and in its subsequent Quarterly Reports on Form 10-Q, including for the quarter ended March 31, 2025, each of which is on file with the SEC and available on Veritex’s investor relations website, ir.veritexbank.com, under the heading “Financials” and in other documents Veritex files with the SEC.
All forward-looking statements are expressly qualified in their entirety by the cautionary statements set forth above. Forward-looking statements speak only as of the date they are made and are based on information available at that time. Neither Huntington nor Veritex assume any obligation to update forward-looking statements to reflect actual results, new information or future events, changes in assumptions or changes in circumstances or other factors affecting forward-looking statements that occur after the date the forward-looking statements were made or to reflect the occurrence of unanticipated events except as required by federal securities laws. If Huntington or Veritex update one or more forward-looking statements, no inference should be drawn that Huntington or Veritex will make additional updates with respect to those or other forward-looking statements. As forward-looking statements involve significant risks and uncertainties, caution should be exercised against placing undue reliance on such statements.
IMPORTANT ADDITIONAL INFORMATION
In connection with the proposed transaction, Huntington will file with the SEC a Registration Statement on Form S-4 that will include a Proxy Statement of Veritex and a Prospectus of Huntington, as well as other relevant documents concerning the proposed transaction. The proposed transaction involving Huntington and Veritex will be submitted to Veritex’s shareholders for their consideration. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. INVESTORS AND SHAREHOLDERS OF VERITEX ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS REGARDING THE TRANSACTION WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN
IMPORTANT INFORMATION. Shareholders will be able to obtain a free copy of the definitive proxy statement/prospectus, as well as other filings containing information about Huntington and Veritex, without charge, at the SEC’s website (http://www.sec.gov). Copies of the proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the proxy statement/prospectus can also be obtained, without charge, by directing a request to Huntington Investor Relations, Huntington Bancshares Incorporated, Huntington Center, 41 South High Street, Columbus, Ohio 43287, (800) 576-5007 or to Veritex Investor Relations, Veritex Holdings, Inc., 8214 Westchester Drive, Suite 800, Dallas, Texas 75225, (972) 349-6200.
PARTICIPANTS IN THE SOLICITATION
Huntington, Veritex, and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Veritex in connection with the proposed transaction under the rules of the SEC. Information regarding the interests of the directors and executive officers of Huntington and Veritex and other persons who may be deemed to be participants in the solicitation of shareholders of Veritex in connection with the transaction and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the definitive proxy statement/prospectus related to the transaction, which will be filed by Huntington with the SEC. Information regarding Huntington’s directors and executive officers is available in its definitive proxy statement relating to its 2025 Annual Meeting of Shareholders, which was filed with the SEC on March 6, 2025, and other documents filed by Huntington with the SEC. Information regarding Veritex’s directors and executive officers is available in its definitive proxy statement relating to its 2025 Annual Meeting of Shareholders, which was filed with the SEC on April 29, 2025, and other documents filed by Veritex with the SEC. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials filed with the SEC. Free copies of this document may be obtained as described above under “Important Additional Information.”
Basis of Presentation

Use of Non-GAAP Financial Measures
This document contains GAAP financial measures and non-GAAP financial measures where management believes it to be helpful in understanding Huntington’s results of operations or financial position. Where non-GAAP financial measures are used, the comparable GAAP financial measure, as well as the reconciliation to the comparable GAAP financial measure, can be found in this document, the financial supplement, conference call slides, or the Form 8-K related to this document, all of which can be found in the Investor Relations section of Huntington’s website, http://www.huntington.com.

Annualized Data
Certain returns, yields, performance ratios, or quarterly growth rates are presented on an “annualized” basis. This is done for analytical and decision-making purposes to better discern underlying performance trends when compared to full-year or year-over-year amounts. For example, loan and deposit growth rates, as well as net charge-off percentages, are most often expressed in terms of an annual rate like 8%. As such, a 2% growth rate for a quarter would represent an annualized 8% growth rate.

Fully-Taxable Equivalent Interest Income and Net Interest Margin
Income from tax-exempt earning assets is increased by an amount equivalent to the taxes that would have been paid if this income had been taxable at statutory rates. This adjustment puts all earning assets, most notably tax-exempt municipal securities, and certain lease assets, on a common basis that facilitates comparison of results to results of competitors.

Rounding
Please note that items in this document may not add due to rounding.

Notable Items
From time to time, revenue, expenses, or taxes are impacted by items judged by management to be outside of ordinary banking activities and/or by items that, while they may be associated with ordinary banking activities, are so unusually large that their outsized impact is believed by management at that time to be infrequent or short term in nature. We refer to such items as “Notable Items.” Management believes it is useful to consider certain financial metrics with and without Notable Items, in order to enable a better understanding of company results, increase comparability of period-to-period results, and to evaluate and forecast those results.